January 11, 2012

VIA EDGAR

Ms. Rebecca Marquigny
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

RE:	Principal Life Insurance Company Separate Account B
Principal Lifetime Income SolutionsSM
File Numbers 333-171242 and 811-02091
1st Post-Effective Amendment to the Registration Statement on Form N-4

Dear Ms. Marquigny:

Enclosed herein is post-effective amendment no. 1 to registration statement on Form N-4 for Principal Lifetime Income SoulutionsSM . This 1st amendment is being filed pursuant to paragraph (a) of Rule 485.

This filing is a major reorganization of the prospectus regarding order, section names, and formatting with only limited changes to the disclosure language. Therefore,
Registrant is not providing a redline marked copy of the filing showing changes from the
May 2, 2011 prospectus as updated with a 497 filing on June 16, 2011. Registrant does not believe that providing a redline marked copy against the previous prospectus would be of any beneficial use in the Staff’s review process. Nevertheless, if Staff still wants a redline marked copy, please let us know, and we will provide one.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions concerning this filing.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick
Counsel
711 High Street
Des Moines, Iowa 503092-0300
(515) 362-2384 (office)
(866) 496-6527 (facsimile)
pierick.jeff@principal.com

JMP/neb
Enclosure